Exhibit 99.2

Dear Investors,

I’m thrilled to announce that Solmate has signed a term sheet to merge RockawayX and Solmate. The term sheet is nonbinding, and we must still put together a definitive agreement, but we are too excited about the deal to keep it to ourselves.

Under the deal terms, RockawayX will become a wholly-owned subsidiary of Solmate. Viktor will continue to run the day-to-day business of the RockawayX subsidiary as its CEO and step into an executive chairman role at Solmate. I will remain Solmate’s CEO, overseeing the unified infrastructure and treasury strategy. Solmate stock will still trade under the SLMT ticker, and we plan to continue pursuing our SOL acquisition strategy. We intend for Solana to remain the core of what we do.

RockawayX, led by its CEO Viktor Fischer, was an anchor investor in our PIPE and has been a strategic partner in our journey in the UAE since inception. Since then, he and I have toured data centers, given speeches, selected vendors and planned the future of our co-branded validator - all side-by-side in one way or another. Along the way, we taught each other about the potential of the US capital markets, the power of stake-weight on high performance blockchain networks, and how we could make the most of them in the UAE.

It became clear to us that the best way to bring all of this together would be… together.

I’m outspoken on why I think infrastructure is the future for treasury companies. Similarly, I think building a treasury is the future for infrastructure companies. In our PIPE transaction I emphasized the power of our partnership with RockawayX, how we would build bare metal together and why simply staking our SOL to the cloud would never be enough. I still very much believe this to be true. The fate of a pure-play DAT is to simply earn yield from the treasury by delegating it to a third party. Maybe sprinkle some asset management on top. That’s good, but I believe we can do better.

Building bare metal allows us to not only earn yield from the dollar value of our SOL, but simultaneously earn cash from the stake weight of having so much SOL on a validator we control. This stake weight will allow us to sell RPC and transaction landing services that generate cash. With that cash, we can buy even more SOL, which multiplies our ability to generate the cash. We call this our Infrastructure Flywheel. Combining with RockawayX brings together the two pieces of this strategy: Solmate’s access to the capital markets and RockawayX’s infrastructure-building expertise. Solmate’s growing stake will fuel RockawayX’s validators and RX’s validators will fuel Solmate’s growing stake.

But RockawayX does more than just validation. RockawayX is a fully-integrated infrastructure business. Viktor and team provide liquidity services like lending and market-making. They invest in young infrastructure projects, too, like Double Zero (a new high-performance network built specifically for blockchains), and Kamino (an automated DeFi yield platform). Finally, they offer asset management and yield generation to institutional clients. This is a perfect fit for Solmate’s treasury strategy, which relies on these business lines for its success.

In my last letter to you, I emphasized Solmate’s long-term focus on earnings over mere mNav optimization. This combination with RockawayX is calibrated to sharpen that focus. I want the market to value us on what we will build, not just on what assets we have on the books. I could not be more excited about our future together. I hope you are, too, because I want you along with us on this journey.

Sincerely,

Marco Santori

CEO, Solmate